

April 20, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed April 10, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated April 6, 2012 and have the following additional comments.

General

1. It appears that your financial statements should be revised to comply with the updating requirements in Article 8-08 of Regulation S-X.

2. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Prospectus Summary, page 2

3. We note your response to our prior comment 1, and we reissue the comment. We were unable to locate the revisions in response to this comment. We continue to note your statement on page 2 that the implementation of your business plan will require "approximately $200,000 over the next twelve months." However it appears to us from pages 17 and 18 that the estimated cost of implementing your business plan over the next 12 months through April 2013 is actually $236,200. This includes $128,000 in start-up costs, $58,200 in operating expenses, and

$50,000 in the cost of obtaining wholesale inventory. In your response to us please explain why this is not the case, or please revise.

4. We note your response to our prior comment 2. We note that you had $224,000 in your treasury on November 30, 2011 and $81,220 on April 6, 2012. It appears that you may have a substantial "burn rate." However we note the disclosure in the sixth paragraph that you believe you "have enough cash to support [y]our daily operations for the next twelve months" and "[a]t this time [y]our 'burn rate' is nominal." Please revise to disclose your current monthly "burn rate" and month that you will run out of funds without the addition of capital, or please advise.

Risk Factors, page 6

We may need additional capital, page 6

5. Please revise your disclosure in the first sentence to make it consistent with your disclosure on pages 17 and 18 suggesting that you will need approximately $236,200 over the next 12 months to implement your business plan.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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